25002804

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS FORM X-17A-5 PART III

SEC Mail Processing
MAR 05 2025
Washington, DC

SEC FILE NUMBER
8-66572

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CAPSTONE CAPITAL MARKETS LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

176 FEDERAL ST, LBBY3
(No. and Street)

BOSTON	MA	02110
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MARK CASPER	740-815-0135	MCASPER@CAPSTONEPARTNERS.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WOLF AND COMPANY
(Name – if individual, state last, first, and middle name)

255 STATE STREET	BOSTON	MA	02109
(Address)	(City)	(State)	(Zip Code)

10/14/2003	392
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARK CASPER, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CAPSTONE CAPITAL MARKETS LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
CHIEF FINANCIAL OFFICER

SERENA R VALDIVIA
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20084040407
MY COMMISSION EXPIRES DECEMBER 04, 2028

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Capstone Capital Markets
Member FINRA/SIPC

Financial Statements and Supplementary Information

Year Ended December 31, 2024

Table of Contents

Report of Independent Registered Public Accounting Firm

To the Member of Capstone Capital Markets LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Capstone Capital Markets LLC (the "Company") as of December 31, 2024, and the related statements of operations and changes in member's equity and cash flows for the year then ended, and the related notes (collectively, referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in the Computation of Net Capital Pursuant to Rule 15c3-1 (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in the Computation of Net Capital Pursuant to Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2013.

Wolf & Company, P.C.

Boston, Massachusetts
February 25, 2025

Statement of Financial Condition

December 31, 2024

ASSETS	
Current Assets	
Cash and cash equivalents	$ 23,762,266
Accounts receivable, trade, net	4,799,822
Related party receivable	7,081,826
Prepaid expenses and other current assets	166,801
Total Current Assets	35,810,715
Total Assets	**$35,810,715**
LIABILITIES & MEMBER'S EQUITY	
Current Liabilities	
Accounts payable	$ 283,007
Accrued commissions	261,600
Accrued expenses	145,148
Deferred Revenue	408,286
Total Current Liabilities	1,098,041
Member's equity	34,712,674
Total Liabilities & Member's Equity	**$35,810,715**

See accompanying notes to financial statements.

Statement of Operations and Changes in Member's Equity

Year Ended December 31, 2024

Revenue:	
Fee revenue	110,684,311
Client reimbursable expenses	769,417
Total Revenue	$ 111,453,728
Expenses:	
Compensation and related expenses	69,259,964
General and administrative	19,829,767
Referral fees	6,803,878
Professional fees	180,903
Regulatory fees	380,491
Total Expenses	$ 96,455,003
Net Income	**14,998,725**
Member's Equity, Beginning	**11,199,915**
Capital Contributions	8,514,034
Member's Equity, Ending	**$ 34,712,674**

See accompanying notes to financial statements.

Statement of Cashflows

Year Ended December 31, 2024

Cash Flows from Operating Activities:	
Net Income	$ 14,998,725
Adjustments to reconcile net income to net cash provided by operating activities:	
Non-cash stock compensation expense	8,514,034
(Increase) decrease in operating assets:	
Accounts receivable, trade, net	(3,410,266)
Prepaids expenses and other current assets	(157,121)
Related party receivable	(1,547,758)
Increase (decrease) in operating liabilities:	
Accounts payable	190,656
Accrued commissions	261,600
Accrued expenses	5,367
Deferred revenue	278,286
Net cash provided by operating activities	19,133,523
Change in cash and cash equivalents	19,133,523
Cash and cash equivalents, beginning	**4,628,743**
Cash and cash equivalents, ending	**$23,762,266**

See accompanying notes to financial statements.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Reporting Entity

Capstone Capital Markets LLC (the "Company"), which is a wholly owned subsidiary of Capstone Corporate Finance LLC (the "Parent"), was formed on April 8, 2004, as a Delaware limited liability company. The parent does business under the name Capstone Partners. The Parent was acquired by a publicly traded commercial bank, Huntington Bancshares Incorporated ("Huntington") on June 15th, 2022. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides private placement services for companies located throughout the United States.

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and files an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, due to the nature of the Company's business activities.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). All items of income and expense are accounted for on the accrual basis.

Single Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of two classes of services, mergers and acquisition advisory and a private placement business. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements (success fees) are generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. Retainer fee revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. Should the performance obligation not be fulfilled on an advisory fee they are reflected as deferred revenue until the performance obligation has been fulfilled. Recognition of retainer fee revenue is determined by the input method over the performance period as inputs are expended evenly throughout the performance period. On December 31, 2024, there was $408,286 advisory fees classified as deferred revenue. $130,000 of deferred revenue at December 31, 2023 was recognized as revenue during 2024.

The Company elected the practical expedient whereby the Company recognizes the incremental costs of obtaining a contract as an expense when incurred. The service for advisory contracts is transferred to the customer within one year and therefore, the Company records incremental costs of obtaining a contract as incurred. Referral fees are recorded as a separate expense as incurred.

Reimbursable advisory costs are presented gross as the Company acts in a principal capacity. The expenses related to such reimbursements are included in general and administrative expenses on the statement of operations.

Cash and Cash Equivalents

The Company maintains its cash in bank deposit accounts which, at times, may exceed the federally insured limits. The Company considers such highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. The value, liquidity and related income of these investments are sensitive to changes in economic conditions and may be adversely affected by shifts in the market and changes in interest rates. As of December 31, 2024, the Company holds all its cash in a deposit account.

ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

No provision for federal or state income taxes is presented in these financial statements because the Company is a limited liability company, which is taxed as a partnership and, accordingly, its taxable income is allocated to its member for federal and state income tax reporting purposes. However, in certain circumstances, the Company may be required to pay income taxes to a state or foreign country.

The Company assesses the recording of uncertain tax positions by evaluating the minimum recognition threshold and measurement requirements a tax position must meet before being recognized as a benefit in the financial statements. The Company has not recognized a liability for any uncertain tax positions as of December 31, 2024. The Company's policy is to recognize interest and penalties as a component of income tax expense, if any, in its statements of operations and changes in member's equity.

Generally, the Company is no longer open to examination by the applicable taxing authorities for the tax years prior to December 31, 2021.

Accounts Receivable

Trade accounts receivable are stated at the amount management expects to collect from outstanding balances. The allowance for doubtful accounts represents management's estimate of expected credit losses related to trade receivables. Trade receivables are pooled based on similar risk characteristics, such as the age of receivables. To estimate the allowance for doubtful accounts, management leverages information on historical losses, asset-specific risk characteristics, current conditions, and reasonable and supportable forecasts of future conditions. Account balances are written off against the allowance when deemed uncollectible. At December 31, 2024 management has recorded a reserve of $299,000.

Uses of Estimates

Management has used estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities in its preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America. Actual results experienced by the Company may differ from those estimates.

2. RELATED PARTY TRANSACTIONS

Intercompany Loans

Under the terms of an expense sharing arrangement with the Parent, certain overhead expenses are allocated to the Company based on management's estimates. Allocated overhead expenses for the year ended December 31, 2024, include research and marketing, accounting and finance, human resources, information technology and other general and administrative costs amounting to $14,457,106. The Company also reimburses the Parent in full for any direct expenses paid by the Parent on the Company's behalf. Direct expenses include payroll and related expenses, occupancy, office expense, and referral fees amounting to $81,717,764. The Parent agrees to manage cash on behalf of the Company and remit collections monthly. All invoicing will be created at the Company level noting receipt into the Parent entity bank account. These amounts from time to time may be used to offset any costs owed to the Company by the Parent for direct and overhead expenses, and may result in a net receivable balance from the Parent. As of December 31, 2024, there was an amount receivable from Parent of $7,081,826.

Share-Based Compensation

As a condition of the sale of the Parent to Huntington, the Company's then existing employees received restricted stock units in Huntington. Restricted stock units awarded by Huntington were granted at the closing market price on the date of the grant. They vest 50% in year 3 and 50% in year 4 of service to the Company. Restricted stock units, awarded by Huntington, can be settled only in shares at the end of the vesting period and are subject to retention of the Company's employees. The liability for these restricted stock units is the responsibility of Huntington and are treated as capital contributed to the Company over the vesting period. Total stock compensation expense in the second year of vesting pushed down to the Company's financial statements amounted to $8,514,034 as of December 31, 2024.

3. INVESTMENTS

At December 31, 2024, the Company holds warrants to purchase common stock of private companies. These warrants were received in connection with private placements in December 2013 through December 2024. The Company's investment exposes it to various types of risk such as market, credit, and general economic risks. Due to the uncertainty related to changes in the fair value of these investments as well as the lack of marketability the Company has determined the fair value of these investments to be zero.

4. NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of not less than the greater of 6-2/3% of aggregate indebtedness or $5,000 ($73,203 as of December 31, 2024). As of December 31, 2024, the Company's net capital amounted to $22,664,225 which is $22,591,022 more than the minimum net capital amount.

Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's aggregate indebtedness to net capital ratio amounted to .05 to 1 as of December 31, 2024.

5. CONTINGENCIES

Indemnifications

In the ordinary course of business, the Company enters into various agreements containing standard indemnification provisions. The Company's indemnification obligations under such provisions are typically in effect from the date of execution of the applicable agreement through the end of the applicable statute of limitations. The aggregate maximum potential future liability of the Company under such indemnification provisions is uncertain. As of December 31, 2024, no amounts have been accrued related to such indemnification provisions.

Schedule of Computation of Net Capital Under Rule 15c3-1 and Other Information
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2024

[redacted]

Aggregated Indebtedness	$ 1,098,041
Member's Equity	34,712,674
Less: Non-allowable assets	
Accounts receivable, trade, net	(4,799,822)
Related party receivable	(7,081,826)
Prepaid expenses and other current assets	(166,801)
Total Non-allowable assets	(12,048,449)
Net Capital	**$ 22,664,225**
Minimum net capital requirement to be maintained	73,203
Net capital in excess of requirements	$ 22,591,022
Ratio of aggregate indebtedness to net capital	0.05 : 1

Reconciliation of Audited Computation of Net Capital Under Rule 15c3-1 to the Unaudited FOCUS Report Part IIA

No material differences exist between the above computation of net capital and the unaudited filing of Part IIA of the FOCUS report as of December 31, 2024. Accordingly, no reconciliation of audited computation of net capital under Rule 15c3-1 to the unaudited FOCUS report Part IIA has been presented.

WOLF
& COMPANY, P.C.

Report of Independent Registered Public Accounting Firm

To the Member of Capstone Capital Markets LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which Capstone Capital Markets LLC stated that:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3;

2. The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities to private placement of securities and mergers and acquisition throughout the most recent fiscal year; and

3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that the Company limited its business activities exclusively to traditional private placement transactions and mergers and acquisitions advisory services and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.17a-5.

Wolf & Company, P.C.

Boston, Massachusetts
February 25, 2025

Capstone Capital Markets' Exemption Report

Capstone Capital Markets LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3; and
2. The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities to private placement of securities and mergers and acquisition advisory throughout the most recent fiscal year; and
3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception.

Capstone Capital Markets LLC

I, Mark V. Casper, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Chief Financial Officer
Date: February 25, 2025